From: KJ Erickson, CEO updates@upcounsel.com
Subject: The New UpCounsel - A Year In (with some *important* exciting news!)
Date: June 23, 2021 at 10:04 AM
To: Danny danny+attorney@upcounsel.com

CK

Dear UpCounsel Family,

Sixteen months ago, after UpCounsel's original founders announced that they were shutting the website down, my team wrote to you telling you that we'd acquired the business. **What happened next will go down in the books as a great Silicon Valley success story.**

As CEO, I'm writing to you today to update you on results this past year. **In short, it's been a whirlwind of success.** Soon after taking over the company, we announced a massive shift in UpCounsel's business model -- moving us from depending on unpredictable commission-based revenue that adds costs for clients, to a subscription-based model that gives us **reliable, recurring revenue** in a way that **significantly reduces costs for UpCounsel clients while increasing opportunities for attorneys.**

It worked in a big way. Within our first few months, we got the company to **significant profitability.** We are **growing rapidly**, with traffic having grown 30% month on month this month alone. We are financially self-sustainable, and should never *need* to take on another dollar of investment.

But we aren't slowing down! In fact, we've just completed a new set of subscription products to dramatically grow both sides of the marketplace, and are actively exploring possibilities created by new legislation in Arizona and Utah that would allow UpCounsel to act as a law firm ourselves - thus expanding opportunities for attorneys and clients. **In short, it's going to be a big year.**

Which brings me to our exciting news. **In order to double down on our success and make sure that success brings YOU along for the ride**, we've been preparing for a Regulation CF crowdfund raise. In layman's terms, this means that **we're planning to make it possible for everyday people to invest in UpCounsel as we accelerate our quest to bring legal to the people**. If this sounds exciting to you, stay tuned. **And if you'd like to be added to a list that gets access to very limited early bird terms, please respond to this email.**

On behalf of our entire team, thank you for being a part of this epic ride!

KJ Erickson

UpCounsel CEO